MANAGEMENT’S DISCUSSION & ANALYSIS – 2016 FIRST QUARTER

This Management’s Discussion and Analysis (MD&A) was prepared by management as at April 20, 2016, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three months ended March 31, 2016, as well as the 2015 audited consolidated financial statements and the 2015 MD&A, dated February 24, 2016, and the 2015 Annual Information Form (AIF) dated March 15, 2016.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three months ended March 31, 2016, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (NI) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests.  Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”.  Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s principal property is the Bisha Property, which hosts a gold, copper and zinc deposit and includes satellite VMS deposits at Harena, Northwest, Hambok, Aderat and Asheli.  The Company’s principal mining operation is the Bisha Mine, which is located on the Bisha Property and is owned and operated by Bisha Mining Share Company (BMSC), an Eritrean registered corporation.  Nevsun is a 60% shareholder of BMSC, with the remaining 40% ownership in BMSC held by the State-owned Eritrean National Mining Corporation (ENAMCO).  BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO.  Under Eritrean mining law, the State of Eritrea initially held a 10% free carried interest in the property.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC.  On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha project, and on July 6, 2012, a 10 year mining license was granted for the Harena property.  BMSC also holds the Mogoraib River exploration license that includes the Hambok, Aderat, and Asheli deposits, and it is renewed annually.

The Bisha Mine was in commercial gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the copper phase expansion.  Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved on December 1, 2013.  Mining of the supergene copper ore is expected to continue until Q2 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase, which contains a significant amount of zinc and copper.  Construction of the zinc plant began in 2014 with ore commissioning scheduled to commence Q2 2016.  During the primary phase, the Bisha Mine will produce both zinc and copper concentrates. The Bisha Mine’s current reserve life extends through 2025.  The Bisha Mine has the full support of the Eritrean Government.

First quarter highlights

  Continued first quartile safety performance at Bisha
  Produced 34 million pounds of copper at C1 cash costs(1) of $1.12 per payable pound sold
  Sold 20,000 gold equivalent ounces from stockpiles
  Generated earnings per share of $0.04 and $33 million in operating income
  Ended period with working capital of $483 million, including $438 million of cash
  Paid quarterly dividend of $0.04 per share
	Q1 2016	Q1 2015
Revenue (millions)	$92.4	$117.2
Operating income (millions)	32.9	42.6
Net income (millions)	15.6	23.0
Net income attributable to Nevsun shareholders (millions)	7.5	12.6
Basic earnings per share attributable to Nevsun shareholders	0.04	0.06
Working capital (millions)	483.3	517.0

Copper price realized, per payable pound sold	2.20	2.49
C1 cash cost per payable pound sold(1)	1.12	1.23

(1) C1 cash cost per pound is a non-GAAP measure – see page 12 of this MD&A for discussion of non-GAAP measures and page 13 of this MD&A, Cash costs, for explanation on per unit costs.

Outlook for 2016

2016 Objectives

  Maintain top quartile safety performance at Bisha operations.
  Deliver zinc flotation plant expansion on time and under budget.
  Complete successful transition to primary ore processing by Q3.
  Produce 40 to 50 million pounds of copper from supergene ore at a C1 cash cost(1) of $1.20 to $1.40 per payable pound sold.
  Produce 40 to 60 million pounds of copper from primary ore(2).
  Produce 70 to 100 million pounds of zinc from primary ore(2).
  Monetize a further 80,000 to 100,000 gold equivalent ounces from stockpiles.
  Grow Bisha district mineral resources and deposits through exploration.
  Continue paying peer leading dividends.
  Continue to pursue M&A opportunities supported by a strong balance sheet.

2016 Progress Update

The Company is making good progress towards achieving all of the 2016 Objectives outlined above. Some key highlights during Q1 2016 include:

  No lost time injuries from Operations and nearly one million hours on the zinc project with no lost time injuries.
  The zinc plant is targeting hot ore commissioning during June 2016 which coincides with the end of the supergene.  The zinc plant is 96% complete with forecasted total expenditures at $80 million which is 20% below the overall project budget of $100 million.
  Production of 34.2 million pounds of copper during Q1 2016, slightly ahead of guidance.
  C1 cash costs of $1.12 per payable copper pound sold, ahead of guidance due to continued successful cost cutting efforts, as well as lower than expected fuel prices and shipping costs.
  Monetization of 20,000 gold equivalent ounces from stockpiles through direct shipment ore sales at better than expected commercial terms.
  Continuation of successful exploration efforts to prove up and expand existing resources.
  Maintenance of the quarterly dividend of $0.04 per share.

Significant management time and effort has continued to be dedicated to M&A opportunities. The Company remains consistent in its approach of looking for growth opportunities that create a financial return on investment for shareholders that will allow for maintenance of the Company’s dividend.

(1) C1 cash cost per pound is a non-GAAP measure – see page 12 of this MD&A for discussion of non-GAAP measures and page 13 of this MD&A, Cash costs, for explanation on per unit costs.
(2) C1 co-product cash cost guidance to be provided once the Company enters into commercial production (expected during Q3 2016).

Operating review

Key operating information – Bisha Mine:

	Q1 2016	Q1 2015
Ore mined, tonnes(1)	1,337,000	657,000
Waste mined, tonnes	2,028,000	3,517,000
Strip ratio, (using tonnes)	1.5	5.4
Ore milled, tonnes	584,000	441,000
Copper feed grade, %	3.1	4.7
Recovery, % of copper	87.0	83.8
Copper concentrate grade, %	23.0	24.8
Copper in concentrate produced, millions of pounds	34.2	38.0
Copper in concentrate produced, tonnes	15,500	17,200
Payable copper in concentrate sold, millions of pounds	34.9	47.4
Payable copper in concentrate sold, tonnes	15,900	21,500
Payable gold in concentrate sold, ounces	6,000	6,900
Payable silver in concentrate sold, ounces	226,000	369,000
Payable gold – direct sale, ounces	7,900	-
Payable silver in concentrate sold, ounces	369,700	-
(1)	Ore tonnes mined for the three months ended March 31, 2016 included no oxide ore (three months ended March 31, 2015 – 11,000 tonnes), 732,000 tonnes of supergene ore (three months ended March 31, 2015 – 518,000) and 605,000 tonnes of primary ore (three months ended March 31, 2015 – 128,000).

Results of operations for the first quarter 2016

Operating income

The Company generated operating income of $32.9 million for the three months ended March 31, 2016, a 23% decrease from operating income of $42.6 million generated in Q1 2015. Despite a decrease in copper feed grade, copper concentrate grade, and the realized copper price of 34%, 7% and 12% respectively, the operating income decrease on comparative quarters was moderate, offset in part by increased mill throughput and copper recovery, reduction of C1 cash costs and the $11.1 million positive impact of direct selling approximately 20,000 tonnes of stockpiled precious metal ores during Q1 2016.

Production and sales

The Bisha Mine produced 34.2 million pounds of copper in concentrate during Q1 2016 by processing approximately 584,000 tonnes of ore, averaging 3.1% copper. Copper production decreased by 10% as compared with Q1 2015 primarily due to the expected 34% decrease in copper feed grade, offset by a 32% increase (due to no production interruptions as had occurred Q1 2015) in milled ore tonnes and a 4% increase in copper recoveries. A temporary modification to the mine production schedule with accelerated ore mining in the quarter to allow for increased ore blend flexibility in the second half of 2016 after start of primary ore processing, resulted in an unusually low strip ratio of 1.5.  However, with significant ore stockpiles growing, this recent reduction in waste mining is not a concern and will be caught up later in the year when the focus on ore mining reduces. There remains adequate rolling capital, both in operational and parked up, to meet any required adjustments to future mining plans if necessary.

As at March 31, 2016, the Company has approximately 1.6 million tonnes of stockpiled primary ore, (inclusive of primary transitional boundary ore), of which processing will commence during the ore commissioning of the zinc plant, scheduled for later in Q2 of 2016.

Cash costs

Cash costs per payable copper pound sold for Q1 2016 were $1.12 as compared to $1.23 in Q1 2015. Operating and selling costs in Q1 2016 were lower to those recorded in the comparative period despite a 26% reduction in payable copper pounds sold. Operating and selling costs per unit in Q1 2016 were also lower than fiscal 2015, where C1 cash costs were $1.31. This overall positive cost containment is a result of ongoing cost cutting initiatives, implemented in the latter half of 2015 and further accelerated this past quarter, in addition to lower fuel costs. The lower input prices for fuel in Q1 2016 of $0.45 per litre (Q1 2015 - $0.95 per litre) contributed to lower operating costs despite the decrease in copper pounds sold.

Stockpiled materials

There remain four distinct types of stockpiled material – 340,000 tonnes of supergene ore (usual operating run of mine material pre-crusher), 400,000 tonnes of pyrite sand, 260,000 tonnes of oxide ore, and 1,600,000 tonnes of primary ore, inclusive of primary transitional material.

The pyrite sand material consists of 15,000 tonnes of higher grade ore, most of which will be monetized during 2016. Further study is required to determine the economics of the remaining 385,000 tonnes of the lower grade pyrite sand.

The stockpiled oxide ore consists of 260,000 of material, 80,000 tonnes of which contain high grades of gold and silver and are expected to be monetized in 2016. The remaining 180,000 tonnes of oxide ore will be processed at the end of the mine life through the existing CIL plant.

The 1,600,000 tonnes of primary ore is intended to be processed in a blended manner with in-pit in-situ fresher primary ore through both the existing copper flotation plant followed by the new zinc flotation plant. The Company estimates approximately 25 percent of this material will be processed in 2016, with blend-ratio flexibility maintenance dependent on the exhibited flotation characteristics and resultant concentrate quality.

The composition of stockpiled materials as at March 31, 2016, is as follows:

	Total	Current	Non-current
Supergene ore	340,000	340,000	-
Primary ore	1,600,000	420,000	1,180,000
Oxide ore	260,000	80,000	180,000
Pyrite sand ore	400,000	15,000	385,000

Exploration

A key element of Bisha’s organic growth strategy is to leverage opportunities in the immediate mine area to optimize and extend the mine life of Bisha. The Company believes these near term exploration targets, which can be quickly permitted for exploitation and could result in extensions of known mineral deposits at Bisha, are an excellent allocation of capital.

In Q1 2016, the Company spent $2.2 million to fund 8,038 metres of exploration diamond drilling (20 holes), ground and borehole geophysical surveying and other geological work.  The main area of focus was at the Bisha deposit, where a total of 16 holes (6,956 metres) was completed testing down dip of the known deposit. Late in the quarter, drilling was initiated at the Asheli deposit where 4 holes (1,082 metres) were completed.

The Company continues to explore the Bisha VMS district for new deposits and for extensions of its known mineral deposits in an effort to extend the mine life of the Bisha operation.   Exploration during 2015 was successful in increasing the total resource potentially available to the Bisha mill largely due to continued success at Harena.  On February 17, 2016 the Company released an updated resource statement for the Bisha Mine, including the Harena deposit.  Drilling down dip of the known deposit resulted in a 15% increase to the Harena primary indicated resource (now 3.7 million tonnes grading 0.86% Cu, 3.1% Zn, 0.6 g/t Au, 27 g/t Ag) bringing the in-situ primary indicated resource to  70 million pounds copper, 258 million pounds zinc, 70,000 ounces gold and 3.3 million ounces silver. There was also a 69% increase to the Harena primary inferred resource (now 10.9 million tonnes grading 1.45% Cu, 4.0% Zn, 1.0g/t Au, 41 g/t Ag) raising the in-situ primary inferred resource to 348 million pounds copper, 952 million pounds zinc, 360,000 ounces gold and 14.4 million ounces silver.  The deposit remains open at depth and recently has demonstrated exciting systematic increases in thicknesses and grade with depth.  Further drilling is planned for later in Q2 2016.

Widely spaced drilling in 2015 confirmed that the Bisha deposit continues well below the proposed open pit.  The potential for Bisha to transition to an underground operation continues to be further evaluated with additional extension and infill drilling and a number of assumptions still requiring more test work, which includes additional geotechnical and metallurgical evaluations. This remains the focus of exploration work so far in Q1 2016.  Preliminary results are encouraging in a number of areas.

In addition to the work at Bisha, exploration at the Asheli prospect on the Mogoraib River exploration license resumed in late Q1 2016. Drilling in 2015 at Asheli was successful in discovering a new massive sulphide deposit with promising copper and zinc grades. As announced on April 19, 2016, the Company released new assay results from drilling at the Asheli prospect. The new drilling demonstrates continuity of Asheli mineralization, including new massive sulphide intersections and open mineralization, with further expansion potential possible. The Asheli deposit occurs on a favourable horizon with an additional four kilometres of untested strike length with similar geology. Further drilling on the Asheli Trend is planned once the definition of the Asheli deposit has been completed.

Bisha zinc expansion project

The zinc expansion project is on schedule with a forecast total cost to complete remaining at approximately $80 million, significantly under the budget of $100 million. The project is on track for ore commissioning in June 2016 with commercial production expected no more than three months later. The project enables the processing of the primary copper-zinc-gold-silver ore at up to 2.4 million tonnes per year, producing both copper and zinc concentrates from the existing copper flotation and the new zinc flotation plants. Based on the current open pit mine plan, Nevsun expects the Bisha Mine to produce on average 225 million pounds of zinc and 53 million pounds of copper in concentrate per year through 2025.

The project is proceeding exceptionally well on health and safety performance with nearly one million hours without a lost time injury to date. The project maintains zero environmental non-conformances.

Overall, the project is 97% complete as of mid-April. All major milestones involving equipment and materials, structural, mechanical, piping and plate work, electrical and instrumentation installation, and power upgrades, have been completed. Cold commissioning is well progressed and to be complete end of May. The commissioning team is ready to commence primary ore commissioning in June 2016.

As the annual tonnage of copper and zinc concentrates produced in future years is expected to be similar to the copper concentrate quantities shipped in 2015, there is no need for additional transport or shipping infrastructure upgrades. The existing Rotainer trucking and loading system continues to operate safely, efficiently and in an environmentally sound manner.

The Company has continued discussions with interested zinc smelters and traders on the sale of zinc concentrates from the Bisha Mine. Feedback so far indicates that Bisha’s zinc concentrate will be highly desired for its quality.  The Company remains uncommitted to any future zinc off-takes as the Company believes recent mine shutdowns and production cutbacks in the zinc market will lead to a tighter market for zinc concentrates in the second half of 2016 and into 2017.

Corporate Social Responsibility

The Company plans to issue its 2015 annual CSR report in May 2016. The Company’s 2014 CSR report can be found on the Company’s website at: http://nevsuncsr.com/home/reporting/. The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.  In 2013, an independent human rights impact assessment (HRIA) was commissioned and carried out by an experienced and internationally recognized human rights lawyer.  The results of the HRIA were published in April 2014 and an independent update audit was carried out during 2015.  Final results of this audit were posted on the Company’s website in August 2015 at: http://nevsuncsr.com/case-studies/bisha-hria/.

Dividends

The Company has declared the first quarterly dividend of 2016 of $0.04 per share which totalled $7,994. During 2015, the Company declared quarterly dividends of $0.04 per share totaling $31,959, which represented a fifth consecutive year of increased dividend declarations (2015 – $31,959; 2014 - $28,928; 2013 - $27,873; 2012 - $19,947; 2011 - $15,948) since the start of commercial production at the Bisha Mine in early 2011.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The Company declared commercial copper production on December 1, 2013, and the first commercial-stage revenues related to copper production were recognized in Q1 2014.

In US $000s (except per share data)	2016 1st	2015 4th	2015 3rd	2015 2nd
Revenues	$92,433	$65,444	$70,016	$104,240
Operating income	32,934	5,822	5,693	38,617
Net income for the period	15,584	832	2,842	19,165

Net income (loss) attributable to Nevsun shareholders	7,501	(679)	1,448	9,447
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.04	(0.01)	0.01	0.05
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.04	(0.01)	0.01	0.05

In US $000s (except per share data)	2015 1st	2014 4th	2014 3rd	2014 2nd
Revenues	$117,172	$138,695	$147,943	$169,223
Operating income	42,581	70,323	78,076	94,955
Net income for the period	23,034	40,098	44,599	53,688

Net income attributable to Nevsun shareholders	12,578	21,878	25,548	30,528
Earnings per share attributable to Nevsun shareholders – basic	0.06	0.11	0.13	0.15
Earnings per share attributable to Nevsun shareholders – diluted	0.06	0.11	0.13	0.15

The following variances result when comparing operations for the three month period ended March 31, 2016, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q1 2016 revenues of $92,433 (Q1 2015 - $117,172) are comprised of copper concentrate sales of $76,670 (Q1 2015 - $118,071), copper concentrate by-product sales of $10,656 (Q1 2015 - $14,749) and other revenue of $15,949 (Q1 2015 – $nil), net of copper concentrate treatment and refining charges of $10,842 (Q1 2015 - $15,648).  Revenues included sales of 34.9 million payable pounds of copper (Q1 2015 – 47.4 million) at an average realized price of $2.20 per pound (Q1 2015 – $2.49).  Copper concentrate sales include credits of $2,001 (Q1 2015 – charges of $12,902) related to provisional and final pricing and physical quantity adjustments which reflect the overall increase in the copper price during Q1 2016 as compared to a decreasing price environment in Q1 2015. Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, decreased by $0.02 on a per pound basis reflecting decreasing treatment charges in 2016. Copper concentrate by-product credits decreased only slightly on a per pound basis as compared to Q1 2015 (see page 10 for a reconciliation of C1 cash cost sold).  The Company also completed direct shipment sales20compared to Q1-16 revenues, i which contained approximately 20,000 gold equivalent ounces from stockpiled material and resulted in other revenue of $15,949 (Q1 2015 – $nil). The gold equivalent ounces are calculated based on a ratio of 78:1 silver to gold.

Operating expenses

The Company recorded operating expenses of $41,471 in Q1 2016 (Q1 2015 - $57,494). The decrease from Q1 2015 is the result, in part, of a lower quantity of copper concentrate sold, a lower strip ratio, as well as lower unit operating costs. Despite lower concentrate grades sold, on a per unit basis, expenses decreased slightly by $0.02, or 2%, from Q1 2015 as a result of strong internal cost containment across all departments, and lower input prices realized for fuel in Q1 2016 of $0.45 per litre (Q1 2015 - $0.95, per litre).

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales.  In Q1 2016, royalty expenses of $3,855 (Q1 2015 - $4,819) were recorded.  In Q1 2016, the Company incurred lower royalties as compared to Q1 2015 as a result of lower copper prices and a decrease in contained copper pounds sold, offset partially by the precious metal royalties incurred on the direct shipped ore. Royalties are payable at the time concentrate or ore shipments leave the mine and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In Q1 2016, depreciation and depletion of $14,173 (Q1 2015 - $12,278) was recorded.  Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation.  A higher quantity of ore tonnes mined during Q1 2016 as compared to Q1 2015, resulting in higher depreciation taken on life of mine assets, resulted in the increase for the period.

Administrative

Administrative costs in Q1 2016 were $5,215, up from $3,405 in Q1 2015. Salaries and employee benefits including long-term incentive compensation increased from $2,289 in Q1 2015 to $3,723 in Q1 2016, largely as a result of appreciation of the Company’s share price during Q1 2016 which affects the valuation of the Company’s outstanding share unit incentives (RSUs, PSUs and DSUs). Business development expenses remained consistent at $239 for Q1 2016 as compared to $226 in Q1 2015 as the Company continues to actively pursue M&A opportunities. Other administrative costs increased from $743 in Q1 2015 to $755 in Q1 2016.

Finance costs

Finance costs in Q1 2016 of $486 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $384 recorded during Q1 2015 also related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q1 2016, of $1,004 (Q1 2015 – $641) is comprised of net interest accrued on amounts receivable from the non-controlling interest of $440 (Q1 2015 – $525), and other finance income of $564 (Q1 2015 – $116), comprised predominantly of interest earned on cash and cash equivalent balances.

Income taxes

Income tax expense for Q1 2016 of $12,653 (Q1 2015 – $16,399) relates to the BMSC mining operations where the statutory tax rate is 38%.

Reconciliation of realized copper price

In U.S. $000s (except pounds of payable copper and per payable pound data)	Q1 2016	Q1 2015
Total revenues	$92,433	$117,172

Add (less):
Copper concentrate by-product sales	(10,656)	(14,749)
Other revenues	(15,949)	-
Treatment and refining charges	10,842	15,648
Provisional and final pricing and quantity adjustments on copper concentrate sales	(2,001)	12,902
Copper concentrate revenues, before pricing adjustments	$74,669	$130,973
Pounds of payable copper sold (millions)	34.9	47.4
Realized copper price per payable pound sold, before pricing adjustments	$2.14	$2.76
Provisional and final pricing and quantity adjustments per payable pound sold	$0.06	$(0.27)
Realized copper price per payable pound sold	$2.20	$2.49
LME average copper price per pound	$2.11	$2.63

Liquidity and capital resources

The Company’s cash and cash equivalents at March 31, 2016, were $438,057 (December 31, 2015 – $434,340). Working capital, including cash and cash equivalents, was approximately $483,339. Accounts receivable and prepaids of $24,094 (December 31, 2015 - $15,209) include no shipments for which revenue was recognized but provisional payments were not yet received by year end (December 31, 2015 – one half shipment). The increase relates to larger vendor deposits and provisional pricing receivables at quarter end.

During Q1 2016, cash generated from operating activities was $21,970 (Q1 2015 - $50,521). During the first quarter of 2016, the Company remitted no income taxes (Q1 2015 - $13,100).

The Company used $8,420 in investing activities in Q1 2016 (Q1 2015 – $17,212). The Company spent $6,236 (Q1 2015 - $20,717) on mineral properties, plant and equipment in Q1 2016 comprised of $2,842 on the zinc expansion, $1,231 for sustaining capital, $64 on mineral properties and $2,099 on exploration and evaluation. The Q1 2016 expenditures were before changes in non-cash working capital of $2,184.

The Company used $9,833 in its financing activities in Q1 2016 (Q1 2015 – $19,972). During Q1 2016, the Company paid dividends to Nevsun shareholders of $7,991 (Q1 2015 - $7,986). The Company also distributed $2,000 to the non-controlling interest during Q1 2016 (Q1 2015 - $12,000).

Off-Balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine.  The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military.  The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”).  The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members.  No amount of damages is required to be quantified by the plaintiffs at this time.  No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit.  The Company denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Outstanding share data

As of April 20, 2016, the Company had 199,839,969 shares and 12,622,833 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2015, dated March 15, 2016, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in copper concentrate and direct shipment sales contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period.  For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period.  The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is settled.  The final adjustment recorded for these revenues depends on the actual price when the sale settles.  There can also be adjustments for the final amount of metals in the copper concentrate and direct shipment ore.  The settlement dates under current sales contracts vary from one to four months after shipment

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2015 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2015, which is available on SEDAR at www.sedar.com.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

There were no previously undisclosed significant accounting pronouncements issued during the period ended March 31, 2016.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in its internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties are excluded from the calculation of C1 cash cost per payable pound sold.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 12% of total revenues during Q1 2016 (Q1 2015 – 13%).  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Q1 2016		Q1 2015
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)	34.9		47.4	-
Operating expenses and selling costs	$41,471	$1.19	$57,494	$1.21
Add:
Copper concentrate treatment and refining charges	10,842	0.31	15,648	0.33
Less:
Copper concentrate by-product credits	(10,656)	(0.30)	(14,749)	(0.31)
Selling costs not related to concentrate sales	(2,700)	(0.08)	-	-
Total C1 cash cost	$38,957	$1.12	$58,393	$1.23

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks more fully described in the Company’s 2015 Annual Information Form, filed on March 15, 2016, and other filings.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.